INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2010

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these consolidated interim financial statements.

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2010	March 31, 2010
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$3,328,608	$4,310,460
Amounts receivable and prepaid expenses	328,080	264,318
Available-for-sale securities (note 4)	38,876	45,376
Balance due from related parties (note 8)	8,099	29,870
	3,703,663	4,650,024

Equipment (note 5)	36,356	37,863
Mineral property interests (note 6)	2	2

	$3,740,021	$4,687,889

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$255,148	$32,999
	255,148	32,999

Shareholders' equity
Share capital	36,474,363	36,474,363
Contributed surplus (note 7(e))	1,852,377	1,852,377
Accumulated other comprehensive income (loss)	(9,125)	(2,625)
Deficit	(34,832,742)	(33,669,225)
	3,484,873	4,654,890

Nature and continuance of operations (note 1)
Commitments (note 7(b))

	$3,740,021	$4,687,889

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of outstanding shares)

	Three months ended June 30
	2010	2009

Expenses
Amortization	$2,948	$5,557
Exploration (schedule)	915,252	196,170
Legal, accounting, and audit	21,334	5,762
Office and administration	43,511	41,268
Salaries and benefits	156,207	106,186
Shareholder communication	33,680	18,166
Stock-based compensation (note 7(c))	–	32,907
Travel	2,059	5,624
Trust and filing	1,033	834
	1,176,024	412,474

Other items
Foreign exchange loss (gain)	(5,677)	12,730
Interest income	(6,830)	(3,655)
Loss for the period	$1,163,517	$421,549

Loss for the period	$1,163,517	$421,549
Unrealized loss on available-for-sale-marketable securities	6,500	–
Total comprehensive loss for the period	$1,170,017	$421,549

Basic and diluted loss per share	$0.01	$0.01

Weighted average number of common shares outstanding	83,839,473	72,739,473

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars, except for number of shares)

	Three months ended		Year ended
	June 30, 2010		March 31, 2010
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	83,839,473	$36,474,363	72,739,473	$31,247,065
Common shares issued pursuant to the Newton property option agreement at $0.17 per share (note 7(b))	–	–	100,000	17,000
Private placement at $0.50 per share, net of issue costs (note 7(b))	–	–	11,000,000	5,210,298
Balance at end of the period	83,839,473	$36,474,363	83,839,473	$36,474,363

Contributed surplus
Balance at beginning of the period		$1,852,377		$1,713,992
Stock-based compensation		–		138,385
Balance at end of the period		$1,852,377		$1,852,377

Accumulated other comprehensive loss
Balance at beginning of the period		$(2,625)		$–
Unrealized loss on available-for-sale marketable securities (note 4)		(6,500)		(2,625)
Balance at end of the period		$(9,125)		$(2,625)

Deficit
Balance at beginning of the period		$(33,669,225)		$(29,567,680)
Loss for the period		(1,163,517)		(4,101,545)
Balance at end of the period		$(34,832,742)		$(33,669,225)

Total Shareholders' Equity		$3,484,873		$4,654,890

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
Cash provided by (used in)	2010	2009

Operating activities
Loss for the period	$(1,163,517)	$(421,549)
Items not involving cash
Amortization	2,948	5,557
Foreign exchange loss (gain)	4,184	(2,976)
Stock-based compensation	–	32,907
Common shares received included in exploration expenses	–	(26,000)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(63,762)	105,501
Balances receivable from and payable to related parties	21,771	105,778
Accounts payable and accrued liabilities	222,149	21,577
Cash used in operating activities	(976,227)	(179,205)

Investing activities
Purchase of equipment	(1,441)	–
Cash used in investing activities	(1,441)	–

Increase (decrease) in cash and equivalents	(977,668)	(179,205)
Cash and equivalents, beginning of period	4,310,460	2,971,352
	3,332,792	2,792,147
Effect of exchange rate fluctuations on cash held	(4,184)	2,976
Cash and equivalents, end of period	$3,328,608	$2,795,123

Components of cash and equivalents are as follows:
Cash	$3,328,608	$266,058
Treasury bills	–	2,529,065
	$3,328,608	$2,795,123

Supplementary cash flow information:
Interest paid	$–	$–
Interest received	$6,830	$3,655
Income taxes paid	$–	$–

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

British Columbia, Canada Properties	Three months ended June 30
	2010	2009

Assays and analysis	$138,081	$20,451
Equipment rental	26,016	1,196
Environmental	4,697	6,835
Geological	437,580	70,201
Graphics	25,782	2,795
Property fees and assessments	44,397	70,608
Site activities	159,773	8,926
Socioeconomic	39,649	13,298
Travel and accommodation	39,277	1,860
Incurred during the period	915,252	196,170
Cumulative expenditures, beginning of the period	25,264,074	22,068,759
Cumulative expenditures, end of the period	$26,179,326	$22,264,929

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the three months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2011.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended March 31, 2010, which are available on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and Precious Exploration Limited Partnership, which is subject to the Company's primary beneficial ownership. All material intercompany balances and transactions have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company is currently in the process of establishing a steering committee, developing a formal project plan, allocating internal resources and engaging expert consultants to monitor the transition from Canadian GAAP to IFRS reporting.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Business Combinations/Consolidated Financial Statements/Non- Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company does not plan to early adopt these sections.

4.	AVAILABLE-FOR-SALE SECURITIES

As at June 30, 2010 and March 31, 2010, the Company held common shares in the following companies which were classified as available-for-sale securities:

		Estimated	Estimated
		Fair Value at	Fair Value at
	Cost	June 30, 2010	March 31, 2010
Falkirk Resources Corp.	$17,000	$10,000	$12,000
New High Ridge Resources Inc. (note 6(a)(i))	5,000	4,875	2,375
Serengeti Resources Inc.	26,000	24,000	31,000
Tulox Resources Inc. (note 6(a)(iii))	1	1	1
Total	$48,001	$38,876	$45,376

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
June 30, 2010
Site equipment	$45,498	$23,750	$21,748
Computers	30,607	15,999	14,608
Total	$76,105	$39,749	$36,356

March 31, 2010
Site equipment	$44,057	$21,986	$22,071
Computers	30,607	14,815	15,792
Total	$74,664	$36,801	$37,863

6.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interests in royalties, in currently non-producing properties, at a nominal value:

	June 30	March 31
	2010	2010
Ana, Yukon Territory (note 6(b))	$1	$1
Mann Lake, Saskatchewan (note 6(b))	1	1
Total	$2	$2

(a)	British Columbia, Canada

(i) Newton Property

In June 2009, the Company entered into an option agreement with New High Ridge Resources Inc. ("New High Ridge"), formerly named High Ridge Resources Inc., whereby the Company has the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 over seven years from the effective date of the agreement.

The agreement is subject to an underlying option agreement with arm's length parties, whereby New High Ridge has the right to acquire a 100% undivided interest in all the claims held under the agreement through a series of staged payments and share issuances, which payments and share issuance New High Ridge warrants have been completed, and exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed). The claims held under the Newton agreement are subject to a 2% net smelter royalty, which may be purchased by New High Ridge for $2,000,000. Annual advance royalty payments of $25,000 are required starting in 2011.

In consideration of the Company agreeing to issue to the underlying owners 100,000 common shares, New High Ridge has agreed to issue to the Company 100,000 common shares (issued).

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii) The Plateau Gold-Copper Belt

During the period ended June 30, 2010, the Company acquired, by staking claims, a 100% interest in approximately 3,300 square kilometers of minerals properties over the Plateau Gold-Copper Belt, which extends primarily to the south, and also to the north, from the Newton property.

(iii) Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the property for consideration of 1,600,000 Tulox's common shares (250,000 shares issued) and by incurring $1,000,000 in expenditures on the property over three years. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

In April 2010, pursuant to the Tulox property agreement, the Company received 250,000 common shares of Tulox Resources Inc. (note 4), which the Company has recorded at a nominal value of $1.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Private placements

During the year ended March 31, 2010, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow-through shares and 6,200,000 non-flow-through shares for aggregate gross proceed of $5,500,000. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on eligible exploration activities by December 31, 2010. As per certain provisions of the Income Tax Act (Canada), the Company is subject to a tax on the portion of proceeds from this flow-through share issuance unspent after February 2010. As of June 30, 2010, approximately $810,000 remained to be spent on eligible exploration activities.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In August 2009, the Company issued 100,000 common shares pursuant to the Newton property agreement (note 6(a)(i)). The Company recorded this issuance and the corresponding property option fees at $17,000, being the estimated fair value of the shares using the quoted market price on the date of issuance.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the period ended June 30, 2010 was:

	Exercise	March 31			Expired/	June 30
Expiry date	price	2010	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,615.200	–	–	(10,000)	1,605,200
April 28, 2012	$0.70	70,000	–	–	–	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000
Total		1,735,200	–	–	(10,000)	1,735,200
Weighted average exercise price	–	$0.69	–	–	$0.70	$0.69

The continuity of share purchase options for the year ended March 31, 2010 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2009	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,713,600	–	–	(98,400)	1,615,200
April 28, 2012	$0.70	–	70,000	–	–	70,000
March 30, 2013	$0.51	–	50,000	–	–	50,000
Total		1,713,600	120,000	–	(98,400)	1,735,200
Weighted average exercise price	–	$0.70	$0.62	–	$0.70	$0.69

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended June 30, 2010, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended June 30
	2010	2009
Exploration:
Engineering	$–	$2,076
Environmental, socioeconomic and land	–	376
Geological	–	6,258
Exploration	–	8,710
Operations and administration	–	24,197
Total compensation cost recognized in operations, with corresponding effect to contributed surplus	$–	$32,907

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

		Three month ended June 30
		2010		2009
Risk-free interest rate		1.38%		2.43%
Expected life		3 years		2.4 years
Expected volatility		92.4%		84%
Expected dividend yield	$	nil	$	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the three months ended June 30, 2010 was:

	Exercise	March 31			Expired/	June 30
Expiry date	Price	2010	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000

Weighted average exercise price		$0.10	–	–	–	$0.10

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2010 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2009	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000

Weighted average exercise price		$0.10	–	–	–	$0.10

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(e)	Contributed surplus

The components of contributed surplus were:

	June 30	March 31
	2010	2010
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,275, 363	1,275, 363
Contributed surplus transferred to share capital relating to options exercised	(405,096)	(405,096)
Total	$1,852,377	$1,852,377

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	June 30	March 31
	2010	2010
Hunter Dickinson Services Inc.	$8,099	$29,870

Transactions	Three month ended June 30
	2010	2009
Services rendered and expenses reimbursed: Hunter Dickinson Services Inc.	$683,319	$291,175

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by eight public companies, one of which was the Company. During the year ended March 31, 2010, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and, pursuant to an agreement dated June 1, 2008, provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis. Transactions with HDSI are measured at the exchange amount based on the agreement. Subsequent to June 30, 2010, the HDSI services agreement was amended on July 2, 2010 whereby services will be provided based on annually set rates.

9.	SUBSE QUENT EVENTS

There were no significant events subsequent to June 30, 2010 requiring disclosure in these interim consolidated financial statements. Subsequent events have been assessed to August 20, 2010.